PE
5-1-02

**FORM 6-K**

02033658

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549



**Report of Foreign Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of**
**the Securities Exchange Act of 1934**

For the month of May, 2002

**DATAMIRROR CORPORATION**
*(Registrant's name)*

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
*(Address of principal executive offices)*

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

**Documents Included as Part of this Report**

| <u>No.</u> | <u>Document</u> |
| --- | --- |
| 1. | Press Release dated May 9, 2002. |

**Document 1**

DataMirror
3100 Steeles Avenue East
Suite 1100
Markham, Ontario L3R 8T3
TEL: (905) 415-0310
FAX: (905) 415-0340
Web Site: www.datamirror.com

# For Immediate Release

## DataMirror to Hold Conference Call Following Announcement of First Quarter Results for Fiscal 2003

**TORONTO, CANADA – (May 9, 2002) – DataMirror (Nasdaq: DMCX; TSE: DMC)**, the leading provider of enterprise application integration and resiliency solutions, announced today that it will hold a conference call on Tuesday, May 28, 2002 from 5:00 p.m. to 6:00 p.m. EST., following the release of its first quarter results for the period ended April 30, 2002.

The conference call can be accessed live via audio web cast by visiting http://www.datamirror.com. Those wishing to participate in the conference call are asked to call 1-800-475-3716 at approximately 4:55 p.m. EST using reservation number 616614. Participants may also view an on-line presentation during the call by visiting http://datamirror.webex.com/webex/ and clicking on the meeting "DataMirror Announces First Quarter Results" hosted by Peter Cauley, CFO and Nigel Stokes, CEO, DataMirror.

Participants will be asked for their name and e-mail address to register and may also be asked to download a Webex client to access the meeting. New Webex users are invited to click the "New User" button in advance of the teleconference to test their system settings and Internet connection to ensure that the meeting is working and ready to go.

For those unable to attend the conference call, a replay will be available via the DataMirror web site or by dialing 1-888-203-1112 and using the same reservation number as above (616614). The replay and on-line presentation will be available from 8:00 p.m. EST on May 28th to 12:00 midnight EST on June 4, 2002.

### About DataMirror

DataMirror (Nasdaq: DMCX; TSE: DMC) delivers LiveBusiness™ software solutions that let customers integrate data in real-time across their enterprises. DataMirror's comprehensive product family unlocks *the experience of now*™ by providing the instant data access, integration and availability customers demand today across all computers in their business.

Over 1,500 companies use DataMirror to integrate their data. Real-time data drives all business. DataMirror is headquartered in Toronto, Canada, and has offices worldwide. DataMirror has been ranked in the Deloitte and Touche Fast 500 as one of the fastest growing technology companies in North America. For more information, call 1-800-362-5955 or visit the DataMirror web site at www.datamirror.com.

**Media and Financial Contacts:**

Peter Cauley
Chief Financial Officer
DataMirror Corporation
E-mail: pcauley@datamirror.com
Phone: 905-415-0310 ext. 271
Fax: 905-415-0340

Tracy Staniland
Director of Marketing
DataMirror Corporation
E-mail: tstaniland@datamirror.com
Phone: 905-415-0310 ext. 274
Fax: 905-415-5196

Karen Quatromoni
PR Contact
Rainier Corporation
E-mail: karenq@rainierco.com
Phone: 978-464-5302 ext. 150
Fax: 978-464-2968

*Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.*



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## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2002

**DATAMIRROR CORPORATION**

Peter Cauley
Chief Financial Officer